EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT is made and entered into as of the 9th day of April, 2013 (the “Agreement”), by and between INTERNATIONAL SAFETY GROUP, INC., a Nevada corporation (the “Company”), having its principal place of business at 2975 Westchester Avenue, Suite 114, Purchase, New York 10577, and Brian Healion (the “Employee”), having an address at 200 E. 16th Street, Apt 5H, New York, NY 10003 (the Employee and the Company are collectively referred to as the “Parties”).

WITNESSETH:

WHEREAS, the Company is primarily engaged in the business of occupational risk management (the “Business”); and

WHEREAS, the Employee has represented that he has the experience, background and expertise necessary to enable him to be the Company’s President; and

WHEREAS, based on such representation, and the Company’s reasonable due diligence, the Company wishes to employ the Employee as its President and in such other capacities as mutually agreed to by the Company and the Employee, and the Employee wishes to be so employed, in each case, upon the terms hereinafter set forth.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements herein contained, and other good and valuable consideration, the Parties agree as follows:

1. DEFINITIONS. As used herein, the following terms shall have the following meanings:

1.1 “Affiliate” means any Person controlling, controlled by or under common control with the Company.

1.2 “Board” means the Board of Directors of the Company.

1.3 “Cause” means:

1.3.1	The Employee’s persistent failure to perform his material duties and responsibilities as set forth in a mutually agreed upon written job description as designated by the Board after delivery of written notice to the Employee detailing the basis for such failure and the steps to be taken to cure, with a reasonable opportunity for the Employee to cure such failure (not to exceed 30 days); provided, however, if the Employee shall be diligently pursuing a cure, the Company may, in its discretion, extend such period for a reasonable period of time;

1.3.2	The Employee’s knowing participation in any activity that is competitive with or injurious to the Company;

1.3.3	The Employee’s commission of any fraud against the Company, or unauthorized use or appropriation of any funds or properties of the Company for the Employee’s sole personal gain; or

1.3.4	The Employee’s conviction of an offense constituting a felony involving moral turpitude;

1.4 “Common Stock” means the Company’s $.001 par value per share common stock.

1.5 “Date of Termination” means (a) in the case of a termination for which a Notice of Termination (as hereinafter defined in Section 4.5.2) is required, the date of actual receipt of such Notice of Termination or, if later, the date specified therein, as the case may be, and (b) in all other cases, the actual date on which the Employee’s employment terminates during the Term of Employment (as hereinafter defined in Section 3) (it being understood that nothing contained in this definition of “Date of Termination” shall affect any of the cure rights provided to the Employee or the Company in this Agreement).

1.6 “Disability” means Employee’s inability to render, for a period of 120 consecutive days, services hereunder due to his physical or mental incapacity.

1.7 “Effective Date” means April 9, 2013.

1.8 “Person(s)” means any individual or entity of any kind or nature, including any other person as defined in Section 3(a)(9) of the Securities Exchange Act of 1934, and as used in Sections 13(d) and 14(d) thereof.

1.9 “Prospective Customer” shall mean any Person which has either (a) entered into a non-disclosure agreement with the Company or any Affiliate or (b) has within the preceding 12 months received a currently pending and not rejected written proposal in reasonable detail from the Company or any Affiliate.

1.10 “Severance Payments” shall mean any payments made under Section 4.4.4.

2. EMPLOYMENT.

2.1 Agreement to Employ. Effective as of the Effective Date, the Company hereby agrees to employ Employee, and Employee hereby agrees to serve, subject to the provisions of this Agreement, as an officer and employee of the Company.

2.2 Duties. Employee shall serve as the Company’s President and in such other capacities as may be mutually agreed to by the Company and the Employee and shall have such responsibilities as designated by the Company’s Board that are not inconsistent with applicable laws, regulations and rules. The Employee shall report directly to the Company’s Chief Executive Officer or the Company’s Board, as circumstances may require.

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3. TERM OF AGREEMENT. Unless the Employee’s employment shall sooner terminate pursuant to Section 5, The Company shall employ the Employee for a term commencing on the Effective Date and ending on 12/31/2013, which term shall be automatically renewed for additional successive 1-year terms unless written notice of non-renewal is received by Employee from the Company or by the Company from Employee at least ninety (90) days prior to the end of the initial one year term or a subsequent renewal term. The period during which Employee is employed pursuant to this Agreement shall be referred to as the “Term” or the “Term of Employment”.

4. COMPENSATION.

4.1 Salary. Employee’s salary during the Term shall be $190,000 per year (the “Salary”) payable in 12 equal monthly increments on the first day of each month. Payment of Salary to Employee may be deferred at the sole discretion of Employee. In the event of any such deferral, Employee’s salary shall be accrued. All applicable withholding taxes shall be deducted from such payments. The Chief Executive Officer will review Employee’s Salary at least once per year and may, in his discretion, increase (but not decrease) the Salary in accordance with the Company’s compensation policies.

4.2 Stock Incentive Bonus. On or before 90 days after the end of the Company’s fiscal year the Company shall determine the gross amount of billings actually collected by the Company and its subsidiaries for such fiscal year and issue to the Employee a number of shares of the Company’s common stock for each $2,500,000 in gross amount of billings actually collected by the Company and its subsidiaries equal to the quotient obtained by dividing (w) $25,000, by (x) the average closing price of the Company’s common stock for the last 20 trading days of the subject fiscal year (the “Average Closing Price”). The bonus shall not be pro rated for collections in excess of $2,500,000 or multiples thereof (e.g., if the Company and its subsidiaries collect $16 million in gross billings, then the Employee will be issued $150,000 of common stock based on the Average Closing Price). The maximum stock bonus that may be issued to the Employee for any fiscal year shall be $200,000 of common stock based on the Average Closing Price.

4.3 Health Insurance; Other Employee Benefits. During the Term, Employee shall receive single plan coverage under any health and dental insurance plans that the Company has as of the Effective Date. In addition, during the Term, Employee shall be eligible to participate in any other employee benefit plan, program or practice, in each case, sponsored by the Company for its executives or employees on terms and conditions set forth in such programs and plans (as amended from time to time).

4.4 Vacation. The Employee shall be entitled to four (4) weeks of paid vacation per calendar year taken at such times so as to not reasonably impede his duties hereunder. Vacation days that are not taken may be carried over into future years or compensated per diem prorated at the discretion of Employee. Illness days shall be consistent with the Company’s standard policies and personal appearances, educational seminars, university course work, service to government and other compensated or non-compensated business-related days away from duties will not be calculated against entitled vacation days.

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4.5 Monthly Allowance. The Employee shall receive a non-accountable expense allowance of $2,500 per month.

TERMINATION.

4.2 Termination Due to Death or Disability.

4.2.1	Death. Upon the Employee’s death, the Employee’s estate or the Employee’s legal representative, as the case may be, shall be entitled to the Employee’s accrued and unpaid Salary through the date of death, plus all other compensation and benefits that were vested through the date of the Employee’s death, including, but not limited to, any vested and unpaid or granted and unpaid annual bonus, vacation days and equity award(s) for the fiscal year prior to the Employee’s death. Employee’s estate or the Employee’s legal representative, as the case may be, shall be entitled to Employee’s full equity ownership in the Company according to Employee’s will and own personal inheritance plan or the laws of intestacy, as the case may be.

4.2.2	Disability. In the event of the Employee’s Disability (it being understood that such period will commence 120 days from the first date that Employee is unable to work), this Agreement shall terminate and Employee shall be entitled to receive the Employee’s accrued and unpaid salary through the date of Disability, plus all other compensation and benefits that were vested through the date of Disability, including, but not limited to, any vested and unpaid or granted and unpaid annual bonus, vacation days and equity award(s) for the fiscal year prior to the Employee’s Disability.

4.3 Termination by the Company for Cause. The Company may terminate Employee’s employment hereunder for Cause by delivery of written notice to the Employee specifying the cause or causes relied upon for such termination. If the Company terminates the Employee’s employment hereunder for Cause, the Employee shall be entitled only to (a) the Employee’s accrued and unpaid Salary through the Date of Termination; and (b) all other compensation and benefits that were vested through the Date of Termination, including, but not limited to, any vested and unpaid or granted and unpaid annual bonus and equity award(s) through the Date of Termination.

4.4 Termination Without Cause. The Company may terminate the Employee’s employment hereunder without Cause, which shall include the Company’s delivery of a notice of non-renewal to Employee pursuant to Section 3. If the Company terminates the Employee’s employment hereunder without Cause, other than due to death or Disability, the Employee shall be entitled to only the following:

4.4.1	Employee’s accrued and unpaid Salary and a cash payment of accrued vacation days (at the current rate of the Employee’s Salary) through the Date of Termination;

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4.4.2	all other compensation and benefits that were granted through the Date of Termination, including but not limited to, any granted and unpaid annual bonus and equity award(s) through the Date of Termination. All such granted equity awards(s) that have not vested shall immediately vest upon the Date of Termination;

4.4.3	The Company shall continue or cause to be continued at the expense of the Company the Employee’s family life and medical insurance benefits in effect immediately prior to the Date of Termination until the end of the Term; and

4.4.4	Employee shall be entitled to Severance Payments as set forth below:

4.4.4.1	In the event that during the Term, the Company terminates Employee’s employment hereunder without Cause or Employee terminates the employment for Good Reason, as defined below in Section 4.5.1, Employee shall be entitled to Severance Payments in the aggregate amount equal to the Salary that he would have received for the period one year from Termination date.

4.4.4.2	All Severance Payments set forth in this Section 4.4.4 are subject to the following conditions: (a) the Employee shall perform such reasonable duties as may be requested by the Company during the period the Severance Payments set forth in this Section 4.4.4 are made; (b) the Employee shall refrain from disparaging the Company and any of its directors, officers, employees or Affiliates; and (c) the Employee cooperates with the Company in all reasonable requests to transition the Employee’s replacement. Subject to the Employee’s compliance with the foregoing, all Severance Payments set forth in this Section 4.4.4 shall be paid to the Employee in equal installments over the balance of the payment period, in accordance with the Company’s regularly scheduled payroll dates, commencing with the Company’s first regularly scheduled payroll date that occurs after the Date of Termination.

4.5 Termination by Employee. Any termination of this Agreement by the Employee by formal notice shall have the same effect as a termination by the Company for Cause, unless the Employee terminates employment for “Good Reason” as defined below. A termination for Good Reason shall have the same effect as a termination by the Company without Cause.

4.5.1	For purposes of this Agreement “Good Reason” shall mean (a) a material diminution in Employee’s duties and responsibilities, or material change in reporting structure not agreed to by the Employee; (b) the Company shall default in the performance of any of its material obligations under this Agreement (provided that, in any such case, the Employee shall have provided the Board with written notice of such default and not less than thirty (30) days to cure such default); or (c) the Company retaliates against the Employee for objecting to any illegal conduct by The Company.

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4.5.2	Notice of Termination. Any termination of the Employee by the Company shall be communicated by a notice of termination to the Employee given in accordance with Section 6.4 of this Agreement (the “Notice of Termination”). Such notice shall (a) indicate the specific termination provision in this Agreement relied upon and (b) if the termination date is other than the date of receipt of such notice, specify the dates on which the Employee’s employment is to be terminated (which date shall not be earlier than the date on which such notice is given).

4.6 Payment. Except as otherwise provided in this Agreement, any payments to which the Employee shall be entitled under this Section 4, including, without limitation, any economic equivalent of any benefit, shall be made as promptly as possible following the Date of Termination, but in no event more than 30 days after the Date of Termination. If the amount of any payment due to the Employee cannot be finally determined within 30 days after the Date of Termination, such amount shall be reasonably estimated on a good faith basis by The Company and the estimated amount shall be paid no later than thirty (30) days after such Date of Termination. As soon as practicable thereafter, the final determination of the amount due shall be made and any adjustment requiring a payment to the Employee shall be made as promptly as practicable.

4.7 No Exclusivity of Rights. Nothing in this Agreement shall prevent or limit the Employee’s continuing or future participation in any plan, program, policy or practice provided by the Company or its subsidiaries, if any, and for which the Employee may qualify, nor shall anything herein limit or otherwise affect such rights as Employee may have under any other contract or agreement with the Company or its subsidiaries, if any, at or subsequent to the Date of Termination (“Other Benefits”), which such Other Benefits shall be payable in accordance with such plan, policy, practice or program or contract or agreement, except as explicitly modified by this Agreement.

4.8 Key man and Disability Insurance. The Company shall purchase and maintain (a) a key man policy in the amount of $5,000,000 on the life of Employee during the Term, or such other amount as the Board may determine to be reasonable, with not less than $2,000,000 of the proceeds payable following Employee’s death directly to the Employee’s estate or as otherwise directed by the Employee and (b) a disability insurance policy for the Employee providing for benefits in an amount equal to the amount of Employee’s annual Salary as provided for in Section 4.1 hereof. The Employee agrees to assist the Company in obtaining such insurance policies by, among other things, submitting to the customary examinations and correctly preparing, signing and delivering application and other documents as may reasonably be required.

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5. NON-COMPETITION: NON-DISCLOSURE; INVENTIONS.

5.1 Trade Secrets. The Employee acknowledges that his employment position with the Company is one of trust and confidence. The Employee further understands and acknowledges that, during the course of the Employee’s employment with the Company, the Employee will be entrusted with access to certain confidential information, specialized knowledge and trade secrets which belong to the Company, including, but not limited to, its methods of operation and developing customer base, its manner of cultivating customer relations, its practices and preferences, current and future market strategies, formulas, patterns, patents, devices, secret inventions, processes, compilations of information, records, and customer lists, all of which are regularly used in the operation of the Company’s business and which the Employee acknowledges have been acquired, learned and developed by the Company only through the expenditure of substantial sums of money, time and effort, which are not readily ascertainable, and which are discoverable only with substantial effort, and which thus are the confidential and the exclusive property of the Company (hereinafter “Trade Secrets”). The Employee covenants and agrees to use his best efforts and utmost diligence to protect those Trade Secrets from disclosure to third parties. The Employee further acknowledges that, absent the protections afforded the Company in this Section 5, Employee would not be entrusted with any of such Trade Secrets. Accordingly, the Employee agrees and covenants (which agreement and covenant shall survive the termination of this Agreement regardless of the reason) as follows:

5.1.1	The Employee will at no time take any action or make any statement that will disparage or discredit the Company, any of its subsidiaries or their respective products or services;

5.1.2	During the period of the Employee’s employment with the Company and for twelve (12) months immediately following the termination, the Employee will not disclose or reveal to any person, firm or corporation other than in connection with the business of the Company or as may be required by law, any Trade Secret used or useable by the Company or any of its subsidiaries, divisions or Affiliates (collectively, the “Companies”) in connection with their respective businesses, known to the Employee as a result of his employment by the Company, or other relationship with the Companies, and which is not otherwise publicly available. The Employee further agrees that during the term of this Agreement and at all times thereafter, he will keep confidential and not disclose or reveal to any person, firm or corporation other than in connection with the business of the Companies or as may be required by applicable law, any information received by him during the course of his employment with regard to the financial, business, or other affairs of the Companies, their respective officers, directors, customers or suppliers which is not publicly available;

5.1.3	During the term of the Agreement and, for a period of twelve (12) months immediately following the termination of the Employee’s employment with the Company, Employee shall not: compete, or participate as a shareholder, director, officer, partner (limited or general), trustee, holder of a beneficial interest, employee, agent of or representative in any business competing directly with the Company without the prior written consent of the Company, which may be withheld in the Company’s sole discretion; provided, however, that nothing contained herein shall be construed to limit or prevent the purchase or beneficial ownership by Employee of less than five percent of any security registered under Section 12 or 15 of the Securities Exchange Act of 1934.

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5.2 Successors.

5.2.1	Employee. This Agreement is personal to the Employee and, without the prior express written consent of the Company, shall not be assignable by the Employee, except that Employee’s rights to receive any compensation or benefits under this Agreement may be transferred or disposed of pursuant to testamentary disposition, intestate succession or a qualified domestic relations order or in connection with a Disability. This Agreement shall inure to the benefit of and be enforceable by the Employee’s estate, heirs, beneficiaries, and/or legal representatives.

5.2.2	The Company. This Agreement shall inure to the benefit of and be binding upon the Company and its successors and assigns.

5.3 Inventions and Patents. The Company shall be entitled to the benefit and exclusive ownership of any inventions or improvements in drugs, products, processes, or other things that may be made or discovered by the Employee while he is in the service of the Company, and all patents for the same.

6. MISCELLANEOUS.

6.1 Indemnification. The Company and each of its subsidiaries shall, to the maximum extent provided under applicable law, indemnify and hold the Employee harmless from and against any expenses, including reasonable attorney’s fees, judgments, fines, settlements and other legally permissible amounts (“Losses”), incurred in connection with any proceeding arising out of, or related to, Employee’s employment by the Company, other than any such Losses incurred as a result of the Employee’s negligence or willful misconduct. The Company shall, or shall cause a subsidiary thereof to, advance to the Employee any expenses, including attorney’s fees and costs of settlement, incurred in defending any such proceeding to the maximum extent permitted by applicable law. Such costs and expenses incurred by the Employee in defense of any such proceeding shall be paid by the Company or applicable subsidiary in advance of the final disposition of such proceeding promptly upon receipt by the Company of (a) written request for payment; (b) appropriate documentation evidencing the incurrence, amount and nature of the costs and expenses for which payment is being sought; and (c) an undertaking adequate under applicable law made by or on behalf of the Employee to repay the amounts so advanced if it shall ultimately be determined pursuant to any non-appealable judgment or settlement that the Employee is not entitled to be indemnified by the Company or any subsidiary thereof. The Company will provide the Employee with coverage under all director’s and officer’s liability insurance policies which is has in effect during the Term, with no deductible to the Employee.

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6.2 Applicable Law. Except as may be otherwise provided herein, this Agreement shall be governed by and construed in accordance with the laws of the State of New York, applied without reference to principles of conflict of laws.

6.3 Amendments. This Agreement may not be amended or modified otherwise than by a written agreement executed by the parties hereto or their respective successors or legal representatives.

6.4 Notices. All notices and other communications hereunder shall be in writing and shall be given by hand-delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to the Employee:

Brian Healion

200 E. 16th Street

Apartment 5H

New York, NY 10003

If to the Company:

International Safety Group, Inc., Inc.

2975 Westchester Avenue, Suite 114

Purchase, New York 10577

With a copy to (which shall not constitute notice):

Ofsink, LLC

900 Third Avenue, 5th Floor

New York, New York 10022

Attn: Darren Ofsink

Facsimile: 646-224-9844

or to such other address as either party shall have furnished to the other in writing in accordance herewith. Notices and communications shall be effective when actually received by the addressee.

6.5 Withholding. The Company may withhold from any amounts payable under the Agreement, such federal, state and local income, unemployment, social security and similar employment related taxes and similar employment related withholdings as shall be required to be withheld pursuant to any applicable law or regulation.

6.6 Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, and any such provision which is not valid or enforceable in whole shall be enforced to the maximum extent permitted by law.

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6.7 Captions. The captions of this Agreement are not part of the provisions and shall have no force or effect.

6.8 Entire Agreement. This Agreement contains the entire agreement among the parties concerning the subject matter hereof and supersedes all prior agreements, understandings, discussions, negotiations and undertakings, whether written or oral, between the parties with respect thereto.

6.9 Survivorship. The respective rights and obligations of the parties hereunder shall survive any termination of this Agreement or the Employee’s employment hereunder to the extent necessary to the intended preservation of such rights and obligations.

6.10 Waiver. Either Party’s failure to enforce any provision or provisions of this Agreement shall not in any way be construed as a waiver of any such provision or provisions, or prevent that party thereafter from enforcing each and every other provision of this Agreement.

6.11 Joint Efforts/Counterparts. Preparation of this Agreement shall be deemed to be the joint effort of the parties hereto and shall not be construed more severely against any party. This Agreement may be signed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

6.12 Representation by Counsel. Each Party hereby represents that it has had the opportunity to be represented by legal counsel of its choice in connection with the negotiation and execution of this Agreement.

6.13 No Mitigation. Employee shall have no duty to seek other employment and the amounts, benefits and entitlements payable to the Employee hereunder or otherwise shall not be subject to reduction, offset or repayment for any compensation received by the Employee from services provided by the Employee following the termination of the Employee’s employment with the Company.

— Signature page follows —

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

EMPLOYEE:		INTERNATIONAL SAFETY GROUP, INC.

/s/ Brian Healion		By:	/s/ Michael R. Gianatasio
Name:	Brian Healion	Name:	Michael R. Gianatasio
		Title:	Chief Executive Officer

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